May 5, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Eric Atallah
Sasha Parikh
Doris Stacey Gama
Tim Buchmiller

Re:	Regentis Biomaterials Ltd. Registration Statement on Form F-1 Filed March 11, 2025 File No. 333-285692

Dear Mr. Buchmiller and Ms. Gama:

On behalf of Regentis Biomaterials Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 19, 2025, relating to the above referenced Registration Statement on Form F-1 (File No. 333-285692) submitted by the Company on March 11, 2025.

Concurrent with the submission of this letter, the Company is filing via EDGAR the Amendment No. 1 to the Registration Statement on Form F-1 (the “Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via email a copy of this letter and the Amendment No. 1.

For ease of review, we have set forth below the numbered comment of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 1.

Registration Statement on Form F-1

Capitalization, page 59

1. We note your revisions to address prior comment 1. Please also address the following in revised disclosure:

●	Given that your pro forma cash balance reflects the receipt of a Bridge Loan in the total amount of $350,000, explain why your pro forma cash balance increased by a total of $800,000. If the $450,000 reflects the receipt of proceeds under the October 2024 Addendum, revise to include an explanation of this pro forma adjustment;

●	Remove the other assets line item;

●	Revise to only present the short term loan rather than total current liabilities to better reflect the receipt and subsequent repayment of the short term loan. If there are other amounts related to the transaction within the total liabilities line item, please present this separately and provide an explanation; and

●	Revise to double-underline your cash and cash equivalent balance so that it is clear that cash and cash equivalent is not part of your total capitalization.

Response: In response to the Staff's comment, the Company has revised its disclosure on page 59.

Please contact me at 312 364 1633 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Amendment No. 1.

Sincerely,

/s/ David Huberman, Esq.

CC: Dr. Eli Hazum